UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Last week, Ms. Sabrina Khan resigned from her position as Aptorum Group Limited’s (the “Company”) Chief Financial Officer, due to personal reasons. Mr. Martin Siu will replace Ms. Khan as the Company’s Head of Finance on that same date. Ms. Khan’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. Ms. Khan will continue to serve out her remaining notice period at the Company and the Board is grateful for her significant contribution to the Company over the years. Ms. Khan, through her personal service company, will remain as a strategic consultant to the Company.

The Board is very pleased to appoint Mr. Siu as the Company’s new Head of Finance. Mr. Siu is a certified public account with a Bachelor of Business Administration majoring in accounting. Mr. Siu has over 19 years’ experience in the field of audit and regulatory consultancy and has supported a number of listed companies over the years. Mr. Siu will be serving his newly appointed role from the United Kingdom and his appointment as Head of Finance ensures continuity in the Company going forward. Mr. Sui is being appointed pursuant to an Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited (“MG”), through which Mr. Siu provides his services. MG charges an initial monthly fee of approximately USD7,600, which may be increased to approximately USD12,700 during the term of the agreement. The agreement has a three-year term, which will automatically renew for additional one-year terms, unless earlier terminated by either party with one-month written notice.

Mr. Darren Lui, currently Chief Executive Officer, will also be taking over as chief accounting officer of the Company. Mr. Lui is a qualified chartered accountant.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

 EXHIBIT INDEX

Exhibit No.	Description

10.0	Operations Services & Secondment Agreement between Aptus Management Limited and MG Consultancy Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: July 11, 2022	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer